UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
(the "Company")

Notice of Annual General Meeting

The Company announces that the following documents have today been made available to shareholders and published on the Company's website at plc.pearson.com/investors/shareholders/meetings:
-     Notice of 2026 Annual General Meeting ("AGM")
-     Form of Proxy for 2026 AGM

In accordance with UK Listing Rule 6.4.1, a copy of the Notice of AGM and associated Form of Proxy have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The 2026 AGM will be held at 10:30am on Friday, 1 May 2026 at the Company's registered office, 80 Strand, London WC2R 0RL. The AGM will be held as a hybrid (combined physical and electronic) meeting, enabling shareholders to participate in the AGM, ask questions and vote on resolutions via a live webcast. Further details on how to join the AGM can be found in the Notice of AGM.

-END-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 March 2026
By: /s/ CHRISTIE WOLSTENCROFT

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Christie Wolstencroft
Senior Assistant Company Secretary